# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rigel Resource Acquisition Corp., CIK 0001860879
CUSIP: G7573M106
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 7 Bryant Park, 1045 Avenue of the Americas, Floor 25, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001011438-24-000620
Filed by CIK 0001584258

## Reporting persons
- DUMAC, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Duke University: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Duke Endowment: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Employees' Retirement Plan of Duke University: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gothic Corporation: type of reporting person: corporation (CO); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Duke University Health System, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gothic HSP Corporation: type of reporting person: corporation (CO); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Rigel Resource Acquisition Corp.
Address of issuer's principal executive offices: 7 Bryant Park, 1045 Avenue of the Americas, Floor 25, New York, New York, 10018

## Item 2. Person Filing
Name of person filing: This statement is being filed by the following persons (collectively, the "Reporting Persons"): (1) Duke University, (2) The Duke Endowment, (3) Employees' Retirement Plan of Duke University, (4) Gothic Corporation, (5) Duke University Health System, Inc., (6) Gothic HSP Corporation, and (7) DUMAC, Inc.
Address of principal business office or, if none, residence: For each of the Reporting Persons other than DUMAC, Inc.: c/o DUMAC, Inc., 280 S Mangum St., Suite 210, Durham, NC 27701. For DUMAC, Inc.: 280 S Mangum St., Suite 210, Durham, NC 27701.
Citizenship: The citizenship of each of the Reporting Persons is North Carolina.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, each of the Reporting Persons did not beneficially own any Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Rigel Resource Acquisition Corp (the "Issuer").
Percent of class: As of December 31, 2025, each of the Reporting Persons beneficially owned 0% of the Issuer's Class A Ordinary Shares.
Sole power to vote or to direct the vote: As of December 31, 2025, each of the Reporting Persons had sole power to vote or direct the vote of 0 of the Issuer's Class A Ordinary Shares.
Shared power to vote or to direct the vote: As of December 31, 2025, each of the Reporting Persons had shared power to vote or direct the vote of 0 of the Issuer's Class A Ordinary Shares.
Sole power to dispose or to direct the disposition: As of December 31, 2025, each of the Reporting Persons had sole power to dispose or direct the disposition of 0 of the Issuer's Class A Ordinary Shares.
Shared power to dispose or to direct the disposition: As of December 31, 2025, each of the Reporting Persons had shared power to dispose or direct the disposition of 0 of the Issuer's Class A Ordinary Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DUMAC, Inc.: /s/ Robert E. McGrail, Robert E. McGrail / Secretary (01/05/2026)
- Duke University: /s/ Robert E. McGrail, Robert E. McGrail / Authorized Signatory (01/05/2026)
- The Duke Endowment: /s/ Robert E. McGrail, Robert E. McGrail / Authorized Signatory (01/05/2026)
- Employees' Retirement Plan of Duke University: /s/ Robert E. McGrail, Robert E. McGrail / Authorized Signatory (01/05/2026)
- Gothic Corporation: /s/ Robert E. McGrail, Robert E. McGrail / Authorized Signatory (01/05/2026)
- Duke University Health System, Inc.: /s/ Robert E. McGrail, Robert E. McGrail / Authorized Signatory (01/05/2026)
- Gothic HSP Corporation: /s/ Robert E. McGrail, Robert E. McGrail / Authorized Signatory (01/05/2026)